UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐   Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Press release as filed July 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: July 31, 2020
By: /s/ Paul Wallace
Paul Wallace
President, Chief Executive Officer and Chief Financial Officer

Exhibit 1

FEC HEADQUARTERS
Vancouver, British Columbia
E-mail: info@FECResources.com
Website: http://www.FECResources.com

FEC RESOURCES CLARIFIES RIGHTS OFFERING REQUIREMENTS

Dateline: Vancouver, British Columbia Ticker: “FECOF”
Date: July 24, 2020

FEC RESOURCES INC. (PINK: FECOF) (“FEC”) wishes to clarify the terms of its previously announce rights offering. As announced, each eligible shareholder of record  will receive 40 rights for every 20 shares they own on the record date. To further clarify, a minimum of 20 shares are required to participate in the offering and participation will only be accepted for multiples of 20 shares so that no fractional rights or shares will be issued.

QUESTIONS

If you have any questions relating to the Rights Offering, please contact the information agent, Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in North America), 1-416- 304-0211 (outside North America), or by email at assistance@laurelhill.com

On behalf of the Board of,
FEC Resources Inc.
Paul Wallace
Director